Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 17
DATED JUNE 5, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 17 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 12 dated April 16, 2012 (which superseded all prior supplements), Supplement No. 13 dated April 30, 2012, Supplement No. 14 dated May 9, 2012, Supplement No. 15 dated May 17, 2012 and Supplement No. 16 dated May 25, 2012.  Unless otherwise defined in this Supplement No. 17, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prior Performance of IREIC Affiliates

The following updates the disclosure captioned “Prior Performance of IREIC Affiliates,” as set forth in Supplement No. 14 dated May 9, 2012.

Prior Investment Programs

During the ten year period ended March 31, 2012, IREIC and its affiliates sponsored three other REITs, 106 real estate exchange private placement limited partnerships and limited liability companies, which altogether have raised more than $16.6 billion from over 379,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, Retail Properties of America, Inc., or “RPAI” (formerly, Inland Western), and Inland American raised approximately $14.7 billion from over 368,000 investors.  These REITs have investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders.  The monies raised by IREIC-sponsored REITs, including IRC and IRRETI, REITs sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

Inland Private Capital Corporation, or “IPCC,” offers real estate exchange transactions, on a private basis, designed, among other things, to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange. Thus, these private placement programs do not have investment objectives similar to ours. However, these private placement programs have owned real estate assets similar to those that we may seek to acquire, including industrial/distribution buildings, shopping centers, office buildings and other retail buildings.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary — Compensation Paid to Affiliates of IREIC.”  The other five REITs previously sponsored by IREIC have similarly compensated, and in the case of Inland Monthly Income Trust, intends to similarly compensate, IREIC and each of their respective business managers, real estate managers and affiliates, although Inland American is the only other REIT that may pay oversight fees to their real estate managers.  The private placement programs sponsored by IPCC and IREIC pay some of the same types of fees and expenses that we pay, such as selling commissions, marketing contributions, bona fide due diligence expenses, business management fees and real estate management fees. However, because the business conducted by, and the underlying investment objectives of, these private placement programs are substantially different than our business and investment objectives, other fees and expenses paid by the private placement programs are not directly comparable to ours.

The following discussion and the Prior Performance Tables, included in this prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC and IPCC, with the exception of Inland Monthly Income Trust, which has not commenced its public offering as of March 31, 2012.  Past performance is not necessarily indicative of future performance.  With respect to the disclosures set forth herein, we have not provided information for IRRETI as of March 31, 2012. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”).  Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI following completion of the merger is available.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending March 31, 2012, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans. All information regarding the REITs previously sponsored by IREIC is derived from the public filings by these entities. WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Real Estate Corporation as of March 31, 2012 (1)(2)	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Retail Properties of America, Inc. as of March 31, 2012	Inland American Real Estate Trust, Inc. as of March 31, 2012	Inland Private Capital Corporation Private Placement Offerings as of March 31, 2012	Inland Private Placement LLC Offering as of March 31, 2012
Number of programs sponsored	1	1	1	1	105	1
Number of public “best efforts” offerings	4	3	2	2	0	0
Approx. aggregate amount raised from investors (3)	$750,052,000	2,424,515,000	4,519,279,000	8,984,682,250	1,120,664,505	30,909,202
Approximate aggregate number of investors	22,000	57,600	112,000	186,453	3,431	447
Number of properties purchased	234 (4)	287	319	1,015	172	14
Approximate aggregate cost of properties	$1,783,664,783	4,138,046,000	8,715,650,000	11,876,963,000	2,136,654,248	58,265,157
Number of mortgages receivable and notes receivable	2	0	1	2	0	3

Principal amount of mortgages receivable and notes receivable	$3,215,000	0	0	18,019,053	0	4,433,474
Number of investments in unconsolidated entities	6	1	4	11	1	0
Investment in unconsolidated entities (5)	$95,063,000	22,626,000	59,703,000	305,986,000	2,826,968	0
Investment in securities	11,998,000	19,248,000	35,371,000	318,738,000	3,276,198	8,235,310
Percentage of properties (based on cost) that were:
Commercial—
Retail	81%	89%	76%	26%	32%	9%
Single-user net lease	19%	11%	24%	27%	15%	53%
Nursing homes	0%	0%	0%	0%	0%	0%
Offices	0%	0%	0%	7%	42%	0%
Industrial	0%	0%	0%	3%	11%	9%
Health clubs	0%	0%	0%	0%	0%	0%
Mini-storage	0%	0%	0%	0%	0%	0%
Multi-family residential	0%	0%	0%	8%	0%	27%
Lodging	0%	0%	0%	29%	0%	0%
Total commercial	100%	100%	100%	100%	100%	98%
Land	0%	0%	0%	0%	0%	2%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	33%	39%	37%	13%	29%	30%
Existing construction	67%	61%	63%	87%	71%	70%

Number of properties sold in whole or in part	84 (4)	13	45	45	8	5

Number of properties exchanged	0	0	0	0	1	0

(1)

With respect to IRC, the table provides summary information for the entire duration of the program, from its inception in 1994.  However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the NYSE, plus the ongoing issuance of shares under IRC’s distribution reinvestment program.

(2)

This table does not include any information regarding: (1) the equity offering of IRC’s common shares completed in May 2009; (2) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp.;  (3) the issuance of IRC’s 4.625% convertible senior notes due in 2026; (4) the issuance of IRC’s 5.0% convertible senior notes due in 2029; or (5)  the issuance of two million shares of 8.125% Series A Cumulative Redeemable Preferred Stock.  Neither Inland Securities nor any Inland affiliate received any fees in connection with these transactions.  See “–  Publicly Registered REITs – Inland Real Estate Corporation” for additional information regarding these transactions.

(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)

IRC’s joint venture with Inland Private Capital Corporation has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in private placements exempt from registration under the Securities Act of 1933, as amended.  Included in the amounts above are all properties purchased for this joint venture.

(5)

These entities are owned by the applicable Inland REIT and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the applicable Inland REIT and its joint venture partners in accordance with the respective partnership agreements.   The applicable Inland REIT’s partners manage the day-to-day operations of the properties and hold key management positions.  These entities are not consolidated by the applicable Inland REITs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the applicable Inland REIT and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.

During the three years ended March 31, 2012: IRC directly purchased three properties and purchased nineteen properties through its joint ventures not including properties acquired through its joint venture with IPCC that were completely sold by March 31, 2012; RPAI purchased three properties; and Inland American purchased 83 properties. During the three years ended September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, RPAI, Inland American and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation the Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed by IRC on May 5, 2012 (referred to herein as the “IRC 10-Q”), the Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed by RPAI on May 8, 2012 referred to herein as the “RPAI 10-Q”) and the Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed by Inland American on May 7, 2012 (referred to herein as the “American 10-Q”).

Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the NYSE under the ticker “IRC” since June 9, 2004. IRC owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in the upper Midwest markets.  As of March 31, 2012, in the aggregate, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, monthly debt service requirements and current distributions.

As of March 31, 2012, IRC owned interests in 150 investment properties, including thirty-five properties owned indirectly through unconsolidated joint ventures but not including development joint venture properties, for an aggregate purchase price of approximately $1.8 billion.  These properties were purchased in part with the net proceeds received from the offerings of shares of its common stock, borrowings secured by its properties, draws on its line of credit or sales proceeds from previous sales of properties.  As of March 31, 2012, IRC had total debt of approximately $775.9 million (excluding unconsolidated joint venture debt).  Approximately $451.7 million of this debt is secured by its properties.  The remaining $324.2 million is comprised of unsecured debt, reflecting draws on IRC’s line of credit and borrowings under two term loans and the face value of IRC convertible notes.

On May 31, 2012, the closing price of the IRC common stock on the NYSE was $8.22 per share.

Investor Update.  IRC currently pays monthly distributions.  IRC reported that in February, March and April of 2012, it paid monthly cash distributions to common stockholders equal to $0.0475 per common share and a monthly cash dividend to preferred stockholders equal to $0.169271 per share on the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock.  IRC has stated that future distributions will be determined by its board of directors, and that it expects to continue paying distributions to maintain its status as a REIT.

Capital Raise.  Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock.  Through March 31, 2012, IRC had issued approximately 18.0 million shares of common stock through its dividend reinvestment plan and repurchased approximately 5.3 million shares of common stock through its share repurchase program, which was terminated in 2004.  Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million common shares at a price of $6.50 per share.  Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs.  On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. (“BMO”) to offer and sell shares of its common shares having an aggregate offering price of up to $100.0 million from time to time through BMO, acting as sales agent.  As of March 31, 2012, IRC had issued approximately 3.8 million common shares pursuant to the Sales Agency Agreement and generated net proceeds of approximately $31.7 million, after deducting selling commissions paid to BMO.  Approximately $67.5 million remained available for sale under this program.  As a result of all common stock offerings, as of March 31, 2012, IRC had realized total net offering proceeds of approximately $844.5 million.

In addition, in October 2011, IRC issued two million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.00 per share, for net proceeds of approximately $48.4 million, after deducting the underwriting discount but before expenses.  The proceeds were initially used to pay down debt to capture interest expense savings.  A portion of the proceeds were then used to acquire investment properties.

In February 2012, IRC  issued 2,400 shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.3906 per share, for net proceeds of approximately $59.0 million, after deducting the underwriting discount but before expenses.  IRC used the net proceeds of the offering to purchase additional investment properties to be owned directly by IRC and indirectly through its unconsolidated joint venture with IPCC.

In November 2006, IRC issued $180.0 million aggregate principal amount of its 4.625% convertible senior notes due in 2026.  Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions.  Through a tender/exchange offer that expired August 5, 2010, IRC purchased for cash $15.0 million of the $125.0 million aggregate principal amount of outstanding notes, and exchanged $29.2 million of the notes for a new series of 5.0% convertible senior notes due 2029.  During the year ended December 31, 2011, IRC repurchased the outstanding 2026 notes pursuant to their terms.  As of March 31, 2012, a total of $29.2 million in principal face amount of the 2029 notes remained outstanding.

Portfolio Update.  In the IRC 10-Q, IRC reported that during the recent economic downturn, its financial results were negatively impacted by increased vacancies, increased time to re-lease vacant spaces, reduced recovery income resulting from the decreased occupancy and lower rental rates on newly signed leases.  IRC also reported that, as the real estate market has begun to improve, IRC has experienced an increase in recovery income, which it expects to continue as it works to fill remaining vacancies and restore its occupancy to historical, pre-recession, mid-90% levels.  IRC reported that it also has begun to experience an increase in market rental rates.  Releasing vacant space has costs, including leasing commissions and tenant improvement allowances, which have the effect of reducing cash flow at the beginning of a new lease.  Additionally, IRC reported that many leases contain tenant concessions, which delay the recognition of rental income during the abatement period.  During the three months ended March 31, 2012, IRC recorded $1.5 million of tenant concessions.

IRC also reported in the IRC 10-Q that during the three months ended March 31, 2012, IRC executed seven new, thirty-four renewal and twelve non-comparable leases (expansion square footage or spaces for which no former tenant was in place for one year or more), aggregating approximately 175,000 square feet of IRC’s consolidated portfolio.   The seven new leases comprise approximately 18,000 square feet with an average rental rate of $14.64 per square foot, a 12.6% decrease over the average expiring rate.  The thirty-four renewal leases comprise approximately 86,000 square feet with an average rental rate of $16.40 per square foot, an 8.1% increase over the average expiring rate.  The twelve non-comparable leases comprise approximately 71,000 square feet with an average base rent of $8.69 per square foot.  IRC made clear that the calculations of former and new average base rents are adjusted for rent abatements.  IRC stated in the IRC 10-Q that, for leases signed during the prior twelve months, the average leasing commission was approximately $5 per square foot, the average cost for tenant improvements was approximately $17 per square foot and the average period given for rent concessions was three to five months.

According to the IRC 10-Q, during the remainder of 2012, 123 leases, comprising approximately 309,000 square feet and accounting for approximately 4.1% of its annualized base rent, will be expiring in IRC’s consolidated portfolio.  None of the expiring leases is deemed to be material to IRC’s financial results.  The weighted average expiring rate on these leases is $16.34 per square foot.  IRC reported that it will continue to attempt to renew expiring leases and re-lease those spaces that are vacant, or may become vacant, at more favorable rental rates to increase revenue and cash flow.

IRC reported in the IRC 10-Q, that the scheduled maturities for IRC’s outstanding mortgage indebtedness had various due dates through April 2022.

Impairments.  IRC’s policies with respect to impairments, and the impairments recorded for the three months ended March 31, 2012 and the year ended December 31, 2011, are explained in more detail below.

Investment Properties.  IRC assesses the carrying values of its investment properties, whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable.  Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows.  In order to review its investment properties for recoverability, IRC considers current market conditions, as well as its intent with respect to holding or disposing of the asset.  If IRC’s analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, it recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  IRC did not record any impairments during the three months ended March 31, 2012, but recorded approximately $2.8 million of impairment charges related to two consolidated investment properties during the year ended December 31, 2011.

Marketable Securities.  IRC evaluates its securities investments for impairment quarterly.  IRC’s policy for assessing near term recoverability of its “available for sale” securities is to record a charge against net earnings when it determines that a decline in the fair value of a security drops below the cost basis and it believes it to be other than temporary.  At March 31, 2012 and December 31, 2011, investment in securities included approximately $12.0 million and $12.1 million, respectively, consisting of preferred and common stock investments.  At March 31, 2012 and December 31, 2011, IRC had recorded an accumulated net unrealized gain of approximately $1.3 million and $1.0 million, respectively, on these investment securities.  Realized gains and losses from the sale of available-for-sale securities are specifically identified and determined.  During the three months ended March 31, 2012 and the year ended December 31, 2011, IRC realized gains on sales of securities of approximately $0.7 million and $1.3 million, respectively.

Joint Ventures. If circumstances indicate a potential loss in value of an equity method investment, IRC evaluates the investment for impairment by estimating its ability to recover its investments from future expected cash flows. If IRC determines the loss in value is other than temporary, it will recognize an impairment charge to reflect the investment at fair value.  No impairment adjustments were required or recorded during the three months ended March 31, 2012.  The total impairment loss recorded during the year ended December 31, 2011 was approximately $17.4 million at the joint venture level, and IRC’s pro rata share of this loss was equal to approximately $7.8 million.

Sale of Assets.  During the three months ended March 31, 2012, IRC did not sell any properties.  See also “Appendix A – Table V” for additional information regarding IRC’s sales.

Merger to Become Self-Administered.  On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction.

Current Litigation.  IRC reported that, as of March 31, 2012, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Retail Properties of America, Inc. is a self-administered REIT initially formed in March 2003 as Inland Western Retail Real Estate Trust, Inc.  RPAI owns and operates high quality, strategically located shopping centers, as well as single-user retail properties.  As of March 31, 2012, RPAI owned 258 consolidated retail operating properties with approximately 34.6 million square feet of gross leasable area geographically diversified across thirty-five states.  These properties were acquired for an aggregate purchase price of approximately $7.0 billion, with the net proceeds received from its securities offerings and financings. As of March 31, 2012, RPAI also held interests in sixteen other consolidated operating properties, including twelve office properties, three industrial properties and one non-stabilized retail property, as well as twenty-four retail operating properties held by three unconsolidated joint ventures and three retail properties under development.  As of March 31, 2012, RPAI had borrowed approximately $3.3 billion.

Investor Update.  RPAI currently pays quarterly distributions.  RPAI reported that it had declared a quarterly distribution of approximately $0.17 per share during the three months ended March 31, 2012.

RPAI reported that on March 20, 2012, it filed an amended charter, which had been previously approved by its stockholders at a special meeting held on February 24, 2011 in order to effectuate a 10 to 1 reverse stock split of its existing common stock, redesignate its existing common stock as Class A Common Stock, adjust the par value of the Class A Common Stock back to $.001 per share following the reverse stock split and establish the terms of its Class B-1 Common Stock, the Class B-2 Common Stock and the Class B-3 Common Stock.  Following the effectiveness of amendments to RPAI’s charter, RPAI declared and, on March 21, 2012, paid a stock dividend on each share of Class A Common Stock outstanding as of March 21, 2012 in the form of one share of each of the Class B-1 Common Stock, the Class B-2 Common Stock and the Class B-3 Common Stock.  The terms of the Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock are identical in all respects to the Class A Common Stock, except that the Class B-1 Common Stock will automatically convert into Class A Common Stock on the date that is six months after the initial listing of the Class A Common Stock; the Class B-2 Common Stock will automatically convert into Class A Common Stock on the date that is twelve months after the initial listing of the Class A Common Stock; and the Class B-3 Common Stock will automatically convert into Class A Common Stock on the date that is eighteen months after the initial listing of the Class A Common Stock.

On March 23, 2012, RPAI announced that it had commenced an offering of 31,800,000 shares of its Class A Common Stock.  RPAI then announced the pricing of its offering at $8.00 per share on April

4, 2012.  In connection with the offering, the RPAI’s Class A Common Stock was authorized for listing on the NYSE under the symbol “RPAI,” subject to the closing of the offering. The Class A Common Stock began trading on April 5, 2012 on the NYSE.  On April 11, 2012, RPAI announced the completion of its offering, and announced that the underwriters for the offering exercised in full their option to purchase an additional 4,770,000 shares of its Class A Common Stock priced at $8.00 per share to cover overallotments.   On May 31, 2012, the closing price of the RPAI common stock on the NYSE was $9.15 per share.

Portfolio Update.   In the RPAI 10-Q, RPAI reported that it was encouraged by the leasing activity achieved in its consolidated retail operating portfolio during the three months ended March 31, 2012, having signed forty-nine new leases for approximately 388,000 square feet and eighty-nine renewal leases for approximately 329,000 square feet.  RPAI noted that, for new leases, rental rates had generally been at or below the previous rates, but that rental spreads for new leases appear to be stabilizing and rental rates on renewal leases signed during the three months ended March 31, 2012 increased by 4.80% over previous rental rates.

In the RPAI 10-Q, RPAI reported that one of its main areas of focus over the last several years has been on strengthening its balance sheet and addressing debt maturities. RPAI stated that it has pursued this goal through a combination of the refinancing or repayment of maturing debt, a reduction in its distribution rate to shareholders as compared to a few years ago, the suspension of its share repurchase program, which was terminated on April 5, 2012, and total or partial dispositions of assets through sales or contributions to joint ventures. As of March 31, 2012, RPAI stated that it had approximately $703.6 million of debt scheduled to mature through the end of 2013. RPAI reported that as of the date of the RPAI 10-Q filing, it had refinanced or received debt forgiveness for approximately $83.6 million of that debt, and that for substantially all of the remaining approximately $620 million of debt, it plans on satisfying its obligations by refinancing this debt using proceeds from its April 2012 public offering, its unsecured credit facility or asset sales, or by securing loans collateralized by individual properties.

According to the RPAI 10-Q, mortgages payable outstanding as of March 31, 2012 were approximately $2.7 billion, and had a weighted average interest rate of 6.16%.  As of March 31, 2012, RPAI’s outstanding mortgage indebtedness had various scheduled maturity dates through March 1, 2037.

RPAI stated that during the three months ended March 31, 2012, RPAI obtained mortgages payable proceeds of approximately $147.9 million, made mortgages payable repayments of approximately $219.6 million and received debt forgiveness of approximately $3.9 million. The mortgages payable originated during the three months ended March 31, 2012 have fixed interest rates ranging from 4.25% to 4.84%, a weighted average interest rate of 4.73% and a weighted average years to maturity of 10.3 years.

According to the RPAI 10-Q, on November 29, 2009, RPAI transferred a portfolio of fifty-five investment properties and the entities which owned them into IW JV, a wholly-owned subsidiary. Subsequently, RPAI raised additional capital of $50 million from a related party, Inland Equity Investors, LLC (“Inland Equity”), in exchange for a 23% noncontrolling interest in IW JV.  On April 26, 2012, RPAI paid approximately $55.4 million, representing the agreed upon repurchase price and accrued but unpaid preferred return, to Inland Equity to repurchase Inland Equity's interest 23% in IW JV, resulting in RPAI owning 100% of IW JV.  Inland Equity is owned by certain individuals, including Mr. Goodwin and Mr. Parks.

RPAI also reported that on February 24, 2012, RPAI amended and restated its existing credit agreement to provide for a senior unsecured credit facility in the aggregate amount of $650 million,

consisting of a $350 million senior unsecured revolving line of credit and a $300 million unsecured term loan from a number of financial institutions.

Impairments.  RPAI’s policies with respect to impairments, and the impairments recorded for the three months ended March 31, 2012 and the year ended December 31, 2011, are explained in more detail below.

Investment Properties.  RPAI’s investment properties, including developments in progress, are reviewed for potential impairment at the end of each reporting period or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  At the end of each reporting period, RPAI separately determines whether impairment indicators exist for each property.  Examples of situations considered to be impairment indicators for both operating properties and developments in progress include, but are not limited to: a substantial decline or continued low occupancy rate; continued difficulty in leasing space; significant financially troubled tenants; a change in plan to sell a property prior to the end of its useful life or holding period; a cost accumulation or delay in project completion date significantly above and beyond the original acquisition / development estimate; a significant decrease in market price not in line with general market trends; and any other quantitative or qualitative events or factors deemed significant by RPAI’s management or board of directors.  If the presence of one or more impairment indicators as described above is identified at the end of a reporting period or throughout the year with respect to a property, the asset is tested for recoverability by comparing its carrying value to the estimated future undiscounted cash flows.  An investment property is considered to be impaired when the estimated future undiscounted cash flows are less than its current carrying value.  When performing a test for recoverability or estimating the fair value of an impaired investment property, RPAI makes certain complex or subjective assumptions which include, but are not limited to: projected operating cash flows considering factors such as vacancy rates, rental rates, lease terms, tenant financial strength, demographics, holding period and property location; projected capital expenditures and lease origination costs; estimated dates of construction completion and grand opening for developments in progress; projected cash flows from the eventual disposition of an operating property or development in progress using a property-specific capitalization rate; comparable selling prices; and property-specific discount rate for fair value estimates as necessary.

RPAI did not record any impairment charges during the three months ended March 31, 2012 , but did record asset impairment charges in an aggregate amount equal to approximately $40.0 million for the year ended December 31, 2011.

Marketable Securities.  RPAI classifies its investments in marketable securities as “available-for-sale” and they accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity.  Declines in the value of these investments in marketable securities that RPAI determines are other-than-temporary are recorded as recognized loss on marketable securities.  To determine whether an impairment is other-than-temporary, RPAI considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, among other things.  Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee.  All available information is considered in making this determination with no one factor being determinative.  As of March 31, 2012 and December 31, 2011, the carrying values of RPAI’s investments in marketable securities were equal to approximately $35.4 million and $30.4 million, respectively.  RPAI did not record any other-than-temporary impairments on its marketable securities during the three months ended March 31, 2012 or the year ended December 31, 2011.

Notes Receivable.  RPAI’s notes receivable relate to real estate financing arrangements and bear interest at market rates based on the borrower’s credit quality and are initially recorded at face value.  A note is impaired if it is probable that RPAI will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at a current market rate or on the fair value of the collateral when foreclosure is probable. RPAI does not accrue interest when a note is considered impaired. RPAI did not report any note receivable impairments for the three months ended March 31, 2012 or the year ended December 31, 2011.

Joint Ventures. RPAI’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, each reporting period or whenever events or changes in circumstances warrant such an evaluation.  To determine whether  any identified impairment is other-than-temporary, RPAI considers whether it has the ability and intent to hold the investment until the carrying value is fully recovered.  RPAI did not record any impairments on its investments in unconsolidated joint ventures for the three months ended March 31, 2012, but recorded asset impairment charges in an aggregate amount equal to approximately $4.0 million for the year ended December 31, 2011.

Sale of Assets.   According to the RPAI 10-Q, during the three months ended March 31, 2012, RPAI sold a 13,800 square foot single-user retail property for a sales price of approximately $5.8 million and net proceeds of $5.7 million

Merger to Become Self-Administered.  On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15.0 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement, or approximately 7.8% of its common stock, after giving retroactive effect to the March 2012 recapitalization.

Current Litigation.  RPAI did not report any material pending legal proceedings in the RPAI 10-Q.

Tax.  On June 17, 2011, RPAI entered into a closing agreement with the Commissioner of the Internal Revenue Service (the “Commissioner”) whereby the Commissioner agreed that the terms and administration of the Western DRP will not result in RPAI’s dividends paid during the taxable years 2004 through 2006 being treated as preferential dividends. In order to obtain this closing agreement, IREIC was required to pay a fee of approximately $70,000, including interest, to the Commissioner. RPAI incurred no liability in connection with the closing agreement.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004.  The Inland American business manager is an affiliate of our sponsor.  Inland American focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, lodging and office properties, located in the United States.  The company also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As stated in the American 10-Q, as of March 31, 2012, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 970 properties, representing approximately 49.3 million square feet of retail, industrial and office properties, 9,563 multi-family units and 17,899 lodging rooms.  As of March 31, 2012, Inland American had borrowed approximately $6.1 billion secured by its properties.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009.  Through March 31, 2012, Inland American had sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering.  In addition, through March 31, 2012, Inland American had issued approximately 120.3 million shares through its distribution reinvestment plan and had repurchased approximately 34.6 million shares through its share repurchase program. As a result, Inland American has realized total offering proceeds, before offering costs, of approximately $8.6 billion as of March 31, 2012.

Investor Update. Inland American currently pays monthly distributions in an amount equal to $0.50 per share on an annualized basis.  The distributions paid during the three months ended March 31, 2012 were funded from cash flow from operations, distributions from unconsolidated entities and excess cash flow from prior years.

On December 29, 2011, Inland American announced an estimated value per share of its common stock equal to $7.22.  Inland American noted that, under its amended and restated distribution reinvestment plan, after December 29, 2011, distributions are reinvested in shares of Inland American’s common stock at a price equal to $7.22 per share.

Inland American also reported that its board had adopted an amended and restated share repurchase program, effective as of February 1, 2012.  Under the amended program, Inland American repurchases shares, on a quarterly basis, from the beneficiary of a stockholder that has died or from stockholders that have a “qualifying disability” or are confined to a “long-term care facility.”  In 2012, Inland American will have $10 million available each calendar quarter to repurchase shares in connection with death, and $15 million available each calendar quarter to repurchase shares in connection with disability and long-term care.  Shares will be repurchased under the amended and restated program at a price per share of $7.22.    According to the American 10-Q, for the three months ended March 31, 2012, Inland American received requests for the repurchase of 3,354,894 shares of its common stock and repurchased all of these shares for an aggregate repurchase amount equal to $24 million on April 24, 2012. Inland American reported that the price per share for all shares repurchased was $7.22 and all repurchases were funded from proceeds from its distribution reinvestment plan.

Portfolio Update.  In the American 10-Q, Inland American reviewed the occupancy rates of each of its property segments at March 31, 2012.  As of March 31, 2012, the economic occupancy of its retail segment was 94%, its office segment was 92%, its industrial segment was 91% and its multi-family segment was 93%.    With respect to Inland American’s lodging segment, as of March 31, 2012, the revenue per available room was $83, the average daily rate was $123 and the occupancy was 68%.

Inland American reported that it had completed approximately $199 million of real estate acquisitions in the three months ended March 31, 2012, funded with available cash, mortgage indebtedness, and the proceeds from its distribution reinvestment plan.

Inland American stated in the American 10-Q that as of March 31, 2012, Inland American had outstanding mortgage loans equal to $6.1 billion, with had a weighted average interest rate of 5.2%. Inland American also reported that, for the three months ended March 31, 2012, Inland American received proceeds of $36.3 million against its portfolio of marketable securities. For the three months ended March 31, 2012, Inland American borrowed approximately $326.4 million secured by mortgages on its properties and assumed $180.0 million of debt at acquisition on its 2012 property acquisitions.

According to the American 10-Q, as of March 31, 2012, Inland American had approximately $402 million and $1.0 billion in mortgage debt maturing in 2012 and 2013, respectively.  Inland American stated in the American 10-Q that it was currently negotiating refinancing the 2012 and 2013 debt with the existing lenders at terms that will most likely be at comparable rates.  Inland American also stated that it anticipated that it will be able to repay or refinance all of its debt on a timely basis, and that it believes that it has adequate sources of funds to meet its short term cash needs.

Impairments.  Inland American’s policies with respect to impairments, and the impairments recorded for the three months ended March 31, 2012 and the year ended December 31, 2011, are explained in more detail below.

Assets.  Inland American assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, Inland American considers current market conditions, as well as its intent with respect to holding or disposing of the asset. If Inland American’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, Inland American recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary.  For the three months ended, Inland American recorded a provision for asset impairment of approximately $10.4 million, to reduce the book value of certain of its investment properties to their fair values.  For the year ended December 31, 2011, Inland American recognized impairments of $105.8 million included in continuing operations and $57.8 million included in discontinued operations.

Marketable Securities.  Inland American classifies its investment in securities in one of three categories: trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities which Inland American has the ability and intent to hold until maturity.  Available-for-sale securities are all securities other than trading securities and held-to-maturity securities.  Declines in the market value of any available-for-sale security below cost that Inland American deems to be other-than-temporary are recorded as impairments and reduce the carrying amount to fair value.  To determine whether an impairment is other-than-temporary, Inland American determines whether (1) it intends to sell the debt security, and (2) it is more likely than not that it will be required to sell the debt security before its anticipated recovery.  The carrying value of Inland American’s investments in marketable securities was equal to approximately $318.7 million and $289.4 million as of March 31, 2012 and December 31, 2011, respectively.

Inland American did not record any other-than-temporary impairments against its marketable securities portfolio for the three months ended March 31, 2012, but for the year ended December 31, 2011, recorded $24.4 million in other-than-temporary impairments.

 Joint Ventures.  On a periodic basis, Inland American’s management assesses whether there are any indicators that the carrying value of the company’s investments in unconsolidated entities may be other than temporarily impaired. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair value of the investment.  Inland American had investments in unconsolidated entities equal to approximately $306 million and $316.7 million as of March 31, 2012 and December 31, 2011, respectively.  Inland American had impairments on its investments in unconsolidated joint ventures for the three months ended March 31, 2012 and year ended December 31, 2011 of $4.2 million and $113.6 million, respectively.

Notes Receivable.  Inland American evaluates the collectability of both interest and principal of each of its notes receivable to determine whether it is impaired. A note receivable is considered to be impaired when management determines that it is probable that Inland American will not be able to collect all amounts due under the contractual terms of the note receivable. When a note receivable is considered impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the note’s effective interest rate or to the fair value of the underlying collateral if the note receivable is collateral dependent.  Inland American recorded no impairments during the three months ended March 31, 2012 or during the year ended December 31, 2011.

Sale of Assets.  Inland American reported in the American 10-Q that it did not dispose of any properties during the three months ended March 31, 2012.

Legal Proceedings In the American 10-Q, Inland American reported that it has learned that the SEC is conducting a non-public, formal, fact-finding investigation to determine whether there have been violations of certain provisions of the federal securities laws regarding the business manager fees, property management fees, transactions with the affiliates, timing and amount of distributions paid to the investors, determination of property impairments, and any decision regarding whether Inland American might become a self-administered REIT.  Inland American has not been accused of any wrongdoing by the SEC and it has been informed by the SEC that the existence of this investigation does not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity, or security. Inland American also stated that it has been cooperating fully with the SEC.

According to the American 10-Q, Inland American cannot reasonably estimate the timing of the investigation, nor can it predict whether or not the investigation might have a material adverse effect on the business.

Inland American also reported in its 10-Q that Inland American Business Manager & Advisor, Inc. has offered to Inland American’s board of directors that, to the fullest extent permitted by law, it will reduce its business management fee in an aggregate amount necessary to reimburse Inland American for any costs, fees, fines or assessments, if any, which may result from the SEC investigation, other than legal fees incurred by Inland American, or fees and costs otherwise covered by insurance. On May 4, 2012, Inland American Business Manager & Advisor, Inc. forwarded a letter to Inland American that memorializes this arrangement.  A copy of Inland American Business Manager & Advisor, Inc.’s letter to Inland American regarding these items was filed as an exhibit to its Form 10-Q report.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in September 1998.  IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share, a portion of which was paid monthly.

As of September 30, 2006, IRRETI owned 287 properties for an aggregate purchase price of approximately $4.1 billion. These properties were purchased with the net proceeds received from the offering of shares of its common stock, financings, sale of properties and the line of credit. As of September 30, 2006, IRRETI had borrowed approximately $2.3 billion secured by its properties.

Capital Raise.  Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006. On December 29, 2004, IRRETI issued approximately 19.7 million shares as a result of a merger with its advisor and property managers, as described below.

Merger to Become Self-Administered. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale.  As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, RPAI and Inland American during the ten years (or any lesser period, as the case may be) ended March 31, 2012, and by IRRETI through September 30, 2006. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties.  In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of RPAI, advance monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties.  See “Risk Factors – Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

Inland Real Estate Corporation – Last Offering By Inland Securities Completed In 1998

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
2002		60,090,685	41,579,944	18,315,640	195,101.94
2003		61,165,608	47,254,096	13,577,679	333,833.94
2004		62,586,577	53,458,760	7,883,026	1,244,791.94
2005	(5)	58,867,790	57,502,980	—	1,364,810.87
2006	(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007	(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009		55,286,650	52,654,344	2,632,306	—	.69
2010		48,884,656	33,560,208	15,324,448	—	.57
2011		50,501,318	29,372,712	21,128,606	—	.57
2012		12,684,229	(7)	(7)	(7)	.143
		603,130,550	487,230,870	95,420,029	7,795,422

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005.  The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.

(6)

The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.

(7)

These amounts had not been determined as of March 31, 2012.

Retail Properties of America, Inc. – Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.17	(6)
2004	54,542,000	29,998,000	24,544,000	—	1.68
2005	211,327,000	114,117,000	97,210,000	—	1.59
2006	283,769,000	128,962,000	154,807,000	—	1.61
2007	290,550,000	141,560,000	148,990,000	—	1.61
2008	309,192,000	114,625,000	194,567,000	—	1.61
2009	84,953,000	45,660,000	39,293,000	—	.44
2010	83,385,000	—	83,385,000	—	.43
2011	116,050,000	23,268,000	92,782,000	—	.60
2012	31,448,000	(7)	(7)	(7)	.16
	1,465,574,000	598,190,000	835,936,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

In December 2008, the board of directors of RPAI amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.

(5)

This assumes that the share was held as of January 1 of the applicable year.  Also, per share information has been retroactively restated due to the recapitalization.

(6)

RPAI began paying monthly distributions in November 2003.  This amount represents total distributions per share paid during the period from November 2003 through December 2003.

(7)

These amounts had not been determined as of March 31, 2012.

Inland American Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2009

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2005	123,000	—	123,000	—	.11	(5)
2006	33,393,000	16,696,000	16,697,000	—	.60
2007	222,697,000	140,996,000	81,701,000	—	.61
2008	405,925,000	211,686,000	194,239,000	—	.62
2009	411,797,000	115,306,000	296,491,000	—	.51
2010	416,935,000	141,132,000	275,803,000	—	.50
2011	428,650,000	162,145,000	266,505,000	—	.50
2012	108,933,000	(6)	(6)	(6)	.125

2,028,453,000	787,961,000	1,131,559,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

Inland American began paying monthly distributions in November 2005.  This amount represents total distributions per share paid during the period from November 2005 through December 2005.

(6)

These amounts had not been determined as of March 31, 2012

Inland Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,984,534		568,875,233		220,909,301		1,200,000

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.  Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

IRRETI began paying monthly distributions in May 1999.  This amount represents total distributions per share made during the period from May 1999 through December 1999.

(6)

For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.

Private Placement Limited Partnerships and LLCs

Affiliates of IREIC have sponsored 514 limited partnerships which had raised more than $524.2 million from approximately 17,000 investors in private placements of their securities, and invested in properties for an aggregate price of more than $1.0 billion in cash and notes during the ten years ended March 31, 2012. Of the 522 properties purchased, 93% were located in Illinois. Approximately 90% of the funds were invested in apartment buildings, 6% in shopping centers, 2% in office buildings and 2% in other properties. Officers and employees of IREIC and its affiliates invested more than $17 million in these limited partnerships.

In addition, during the ten years ended March 31, 2012, IREIC and its affiliates had sponsored one LLC, which had raised approximately $30.9 million from approximately 447 accredited investors in a private placement of its securities.  As of March 31, 2012, the LLC had invested in one retail center, one industrial facility, ten single tenant retail centers, three loans, a portfolio of tax-exempt bonds, seventeen improved lots held for sale (of which five have been sold) and a townhome and condominium development.

During the ten years ended March 31, 2012, investors in the private limited partnerships had received total distributions in excess of $506 million consisting of cash flow from partnership operations, interest earnings, sales and refinancing proceeds and cash received from the course of property exchanges.  Investors in the LLC had received total distributions equal to approximately $3.5 million generated from sales and cash flows from operations since the inception of the program.

1031 Exchange Private Placement Offering Programs

In March 2001, IREIC formed IPCC to, among other things, provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange as well as investors seeking a quality multi-owner real estate investment. During the ten years ended March 31, 2012, IPCC had offered the sale of 104 real estate exchange private placements containing 172 properties with a total property value of approximately $2.1 billion.

In January 2011, IPCC also began offering an LLC, which as of March 31, 2012 had raised approximately $7.5 million from accredited investors in a private placement.  As of March 31, 2012, this LLC had purchased a portfolio of tax-exempt bonds, a ground lease interest in a shopping center and an independent senior-living facility.

The following table summarizes certain aspects of the offering and distributions for each of the 1031 exchange private placement offerings during the ten years ended March 31, 2012:

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2011 Annualized Distribution	2010 Annualized Distribution	2009 Annualized Distribution
		($)		($)	(%)	(%)	(%)
Pets Bowie DBT (A)	7	2,600,000	07/2002	5,357,109	16.75	16.57	16.28
1031 Chattanooga DBT	9	1,900,000	05/2002	2,169,281	11.20	11.20	11.20
Lansing Shopping Center	5	5,000,000	09/2001	5,385,516	11.39	11.59	11.59
Inland 220 Celebration Place DBT	35	15,800,000	09/2003	13,724,596	9.53	10.19	9.72
Taunton Circuit DBT (A)	1	3,750,000	09/2002	6,210,312	N/A	N/A	N/A
Broadway Commons DBT	32	8,400,000	12/2003	8,749,460	10.75	11.54	11.09
Bell Plaza 1031, LLC (A)	1	890,000	11/2003	1,690,298	N/A	N/A	N/A
Inland 210 Celebration Place DBT	1	6,300,000	01/2003	4,980,819	11.94	11.94	10.94
CompUSA Retail Building, LLC (C)	11	3,950,000	02/2004	1,557,562	1.33	0.72	0.00
Janesville Deere Distribution Facility 1031, LLC	35	10,050,000	01/2004	6,618,307	7.77	7.53	7.24
Fleet Office Building 1031, LLC (A)	30	10,000,000	01/2004	22,080,639	N/A	N/A	N/A
Davenport Deere Distribution Facility 1031, LLC (D)	35	15,700,000	04/2004	8,806,193	0.00	8.50	8.50
Grand Chute DST (E)	29	6,370,000	03/2004	4,791,347	8.93	8.89	8.66
Macon Office DST	29	6,600,000	03/2004	4,758,519	9.15	8.94	8.74
White Settlement Road Investment, LLC	1	1,420,000	12/2003	1,042,925	9.60	9.60	9.60
Plainfield Marketplace 1031, LLC (F)	31	12,475,000	06/2004	6,587,982	2.91	6.50	6.81
Pier 1 Retail Center 1031, LLC (G)	22	4,300,000	06/2004	1,222,235	0.00	0.00	0.00
Long Run 1031, LLC (H)	1	4,935,000	05/2004	2,119,113	N/A	N/A	N/A
Forestville 1031, LLC (I)	1	3,900,000	05/2004	2,158,130	7.11	7.11	6.98
Bed, Bath & Beyond 1031, LLC (G)	20	6,633,000	08/2004	3,385,809	4.90	7.29	7.36
Cross Creek Commons 1031, LLC (K)	26	6,930,000	08/2004	4,055,705	4.71	6.50	6.06
BJ’s Shopping Center 1031, LLC (K)	22	8,450,000	01/2005	4,168,930	5.26	5.31	2.99

Barnes & Noble Retail Center 1031, LLC (G)	12	3,930,000	02/2005	1,769,978	2.25	6.69	6.76
Port Richey 1031, LLC (G) , (L)	1	3,075,000	07/2004	1,693,094	0.87	6.44	9.27
Walgreen Store Hobart 1031, LLC (M)	24	6,534,000	02/2005	5,056,843	1.85	6.91	7.06
Kraft Cold Storage Facility 1031, LLC (G)	19	5,667,000	12/2004	1,976,508	0.00	0.00	4.82
Huntington Square Plaza 1031, LLC (A)	39	20,050,000	06/2005	29,275,162	7.09	6.98	6.98
Best Buy Store Reynoldsburg 1031, LLC (G)	19	5,395,000	02/2005	1,725,071	0.00	0.00	4.48
Jefferson City 1031, LLC (N)	28	10,973,000	04/2005	5,315,951	1.99	7.96	7.96
Stoughton 1031, LLC	27	10,187,000	05/2005	4,729,261	4.44	6.66	6.66
Indianapolis Entertainment 1031, LLC (O)	1	1,129,000	11/2004	515,238	2.97	3.57	5.68
Mobile Entertainment 1031, LLC (A)	1	808,000	11/2004	842,446	3.44	3.44	5.63
Chenal Commons 1031, LLC (R)	19	7,550,000	06/2005	3,578,865	3.67	5.05	7.80
Oak Brook Kensington 1031, LLC	60	23,500,000	12/2006	11,887,023	8.16	7.82	7.79
Columbus 1031, LLC	38	23,230,000	12/2006	13,327,102	9.20	8.30	8.77
Edmond 1031, LLC	1	1,920,000	05/2005	1,045,231	7.96	7.96	7.96
Taunton Broadway 1031, LLC (Q)	1	1,948,000	08/2005	239,051	(M)	(M)	(M)
Wilmington 1031, LLC	1	2,495,000	09/2005	1,149,671	7.09	7.09	7.09
Wood Dale 1031, LLC (A)	16	3,787,500	03/2006	4,998,660	N/A	N/A	N/A
Cincinnati Eastgate 1031, LLC	13	3,210,000	06/2006	1,387,109	7.00	7.00	7.00
Norcross 1031, LLC (R)	1	3,000,000	11/2005	840,099	0.00	0.00	6.33
Martinsville 1031, LLC (G)	1	2,360,000	12/2005	831,903	4.94	2.51	6.18
Indiana Office 1031, LLC	34	18,200,000	03/2006	9,183,279	9.05	8.84	8.28
Yorkville 1031, LLC	21	8,910,000	03/2006	3,487,062	6.91	6.47	6.28
Louisville 1031, LLC	39	18,830,000	06/2006	7,934,602	7.01	7.00	7.00
Madison 1031, LLC	1	1,387,500	03/2006	559,756	6.54	7.00	6.42
Murfreesboro 1031, LLC (S)	20	7,185,000	06/2006	2,265,623	3.13	5.25	6.06
Aurora 1031, LLC	1	1,740,000	06/2006	646,289	6.67	6.50	6.50
Craig Crossing 1031, LLC (T)	29	14,030,000	08/2006	4,240,401	3.19	5.00	5.84
Charlotte 1031, LLC	52	24,105,000	03/2007	8,668,618	6.47	6.05	6.05
Olivet Church 1031, LLC (U)	33	10,760,000	03/2007	2,895,374	3.28	3.28	3.28
Glenview 1031, LLC	38	23,350,000	05/2007	8,468,994	7.31	6.81	6.25
Yuma Palms 1031, LLC (V)	32	42,555,000	06/2007	11,847,299	4.25	4.25	4.25
Honey Creek, LLC (W)	40	13,270,000	06/2007	3,127,840	3.00	4.10	3.41
Dublin 1031, LLC	19	10,550,000	05/2007	3,768,988	7.23	7.23	7.02
Inland Riverwoods, LLC	40	15,712,805	06/2007	5,783,029	8.06	7.65	7.25
Inland Sioux Falls, LLC	40	18,110,000	07/2007	6,414,280	7.35	7.30	7.28
Burbank 1031 Venture, LLC	1	5,285,000	09/2007	1,490,891	6.20	6.20	6.20
Houston 1031 Limited Partnership	35	32,900,000	09/2007	9,937,720	6.70	6.44	6.22
Inland Chicago Grace Office L.L.C.	30	7,097,195	08/2007	2,268,904	7.45	7.06	6.67
Plano 1031 Limited Partnership	28	16,050,000	11/2007	5,891,825	8.37	8.09	7.79
Eden Prairie 1031, DST	23	9,573,827	11/2007	3,539,037	8.05	8.06	8.06
Carmel 1031 L.L.C. (X)	1	3,655,000	11/2007	741,440	0.53	6.40	6.40
West St. Paul 1031 Venture L.L.C.	28	4,315,000	03/2008	1,222,888	6.30	6.30	6.30
Schaumburg 1031 Venture L.L.C.	16	9,950,000	01/2008	2,746,113	6.26	6.26	6.26
Waukesha 1031 DST	28	11,490,000	01/2008	3,775,912	7.43	7.43	7.43
Tampa-Coconut Palms Office Bldg 1031, LLC	23	13,866,000	03/2008	3,586,470	6.33	6.04	5.81
Delavan Crossing 1031 Venture,LLC (Y)	1	5,250,000	03/2008	1,268,765	6.11	5.81	5.96
Geneva 1031, LLC	38	15,030,000	05/2008	4,404,637	7.34	7.10	6.87
Memorial Square Retail Center (Z)	35	19,840,000	08/2008	2,798,733	3.14	3.14	3.14
Greenfield Commons Retail Building	1	3,556,000	07/2008	821,718	6.23	6.23	6.22
Telecommunications 1031 Venture, DST	60	23,265,000	06/2008	6,419,796	7.04	6.82	6.60
GE Inspections Technologies Buildings	24	6,915,000	08/2008	1,743,118	6.48	6.26	6.21
Flowserve Industrial Building	21	5,515,000	08/2008	1,388,805	6.72	6.52	6.42
Pueblo 1031, DST	29	10,070,000	09/2008	2,703,873	7.28	6.93	6.57
Countrywood Crossing Shopping Center	39	28,990,000	03/2009	6,851,816	5.66	6.65	6.65
Fox Run Square Shopping Center	34	13,435,000	01/2009	3,400,534	6.73	6.76	6.68
Midwest ISO Office Building	40	15,420,000	08/2009	3,876,839	7.22	7.02	6.82
LV-M Venture Holdings DST	156	37,789,715	12/2010	9,280,777	7.01	7.01	6.64

University of Phoenix Building	14	3,470,000	07/2009	746,621	7.00	6.75	6.50
RR-HV Venture Holdings DST	158	47,140,485	10/2010	11,308,918	7.00	7.00	6.62
Charlotte Office 1031, DST	32	11,317,600	03/2009	2,486,008	6.55	6.40	6.27
Bristol 1031, DST	51	8,302,000	11/2009	1,984,274	8.04	7.67	7.31
Austell 1031, DST (AA)	54	8,100,800	10/2009	1,762,340	7.07	7.04	7.04
Hillsboro 1031, DST	100	12,837,500	10/2010	2,447,290	8.25	8.75	N/A
Pharmacy Portfolio DST	66	12,715,000	09/2010	1,855,273	7.01	7.00	N/A
Lubbock Private Placement DST	66	9,078,556	02/2011	1,410,162	8.09	8.13	N/A
Omaha Headquarters Venture, DST	63	12,390,000	12/2010	1,523,833	7.33	7.54	N/A
Miami Office DST	37	8,221,228	02/2011	791,407	6.40	6.37	N/A
University Venture DST	42	10,697,831	05/2011	1,010,580	7.06	7.01	N/A
Scarborough Medical, DST	23	7,334,245	08/2011	597,345	6.11	6.13	N/A
National Retail Portfolio, DST	60	20,960,000	08/2011	1,670,418	6.38	N/A	N/A
Inland Opportunity Fund II, L.L.C	31	35,000,000	*	247,054	10.10	N/A	N/A
National Net Lease Portfolio, DST	75	29,002,065	11/2011	1,414,385	3.90	N/A	N/A
Discount Retail Portfolio	110	10,500,000	09/2011	807,380	7.11	N/A	N/A
Chicagoland Venture, DST	26	11,990,000	07/2011	813,130	7.40	N/A	N/A
New York Power Venture, DST	7	11,850,000	11/2011	694,478	7.00	N/A	N/A
Pharmacy Portfolio III, DST	68	5,005,502	*	0	(AB)	N/A	N/A
Grocery & Pharmacy Portfolio, DST	117	23,425,285	01/2012	1,126,027	7.21	N/A	N/A
Pharmacy Portfolio II, DST	102	14,636,694	02/2012	566,595	6.63	N/A	N/A
Discount Retail Portfolio II, DST	50	6,514,493	03/2012	217,703	8.02	N/A	N/A
Pharmacy Portfolio IV, DST	19	5,220,068	*	0	(AB)	N/A	N/A
Discount Retail Portfolio III, DST	29	6,181,096	*	102,065	6.60	N/A	N/A
Winston-Salem Office, DST	21	24,494,554	*	244,946	6.00	N/A	N/A
Chicagoland Street Retail, DST	1	3,426,177	*	19,975	7.00	N/A	N/A
		$1,174,865,721		$409,105,305

*

Offering was not complete as of March 31, 2012.

(A)

These properties were sold.

(B)

The lease with Sentry, the tenant, expired July 31, 2011.  The tenant contacted Sentry Office Building Corporation, the asset manager, to discuss a potential space or rent reduction.  The tenant and asset manager were able to negotiate a six-year renewal with lower rent and an early termination option after three years.

(C)

CompUSA vacated its space in October 2006 and ceased paying rent in September 2007.  CompUSA never filed bankruptcy but instead settled out of court with creditors and vendors.  The settlement provided $530,436 to the co-owners.  In November 2007, it was the unanimous decision of the co-owners to cease quarterly distributions until the facility was re-tenanted.  By July 2009, it was clear that a new tenant would not be possible and the loan servicer for the property initiated foreclosure proceedings.  Lombard Exchange, L.L.C., the asset manager, negotiated with the loan servicer, who agreed to approve a transfer allowing the co-owners to continue their 1031 exchange program with IPCC through a transfer into a portion of a multi-tenanted retail property located in Flowermound, Texas known as Robertson’s Creek in consideration for the co-owners participation in a consent foreclosure.

(D)

The maturity date of the loan encumbering the property was May 1, 2010. Due to current market conditions and the tenant’s early termination option in July 2011, a replacement loan could not be obtained. The loan servicer agreed to extend the loan for a period of fifteen months through July 31, 2011, while maintaining the interest rate at 4.395%. As of May 1, 2010, all net cash flow from operations, over and above the interest payments, was being remitted to the lender to be held in escrow until the earlier of repayment of the loan, receipt of a loan commitment to repay the existing lender or July 31, 2011. IPCC advanced the co-owners approximately $890,011 at an interest rate of 7.00% to be repaid upon a sale or refinance to cover distributions from May through December of 2010 since the loan servicer required the escrow of excess funds after those distributions had already been made. IPCC will be repaid upon a sale or refinance of the property. The loan servicer also agreed to an additional six-month loan extension through February 1, 2012, with consideration of a 10 percent principal reduction or $1.25 million, if necessary. The additional extension was executed on July 29, 2011 and the escrow contained sufficient funds to make the $1.25 million principal reduction. Davenport Exchange, L.L.C. the asset manager, is currently working on a potential sale. Since the sale or refinance was not finalized as of February 1, 2012, the loan servicer is charging additional default interest of 5.0%.

(E)

Old Navy, which occupies 20,269 square feet of the total 78,977 square feet, has been granted a rental rate reduction to from $15.78 to $14.75 per square foot for the five-year renewal period commencing in June 2009 and expiring in May 2014.

(F)

The maturity date of the loan encumbering the property was January 1, 2011.  The loan was refinanced on December 30, 2010 at an interest rate of 6.246% per annum with twenty-five-year amortization.  In addition, IPCC advanced approximately $450,000 at an interest rate of 7.00% per annum with five-year amortization to the investors to cover the closing costs associated with the refinance.

 (G)

The anticipated repayment date of the loan encumbering the property has passed.  Due to market conditions at that time, a replacement loan could not be obtained.  However, the loan includes a “hyper-amortization” provision which allows the loan to continue.  The “hyper-amortization” provision requires an increase in the interest rate by 2.0% per annum and for all remaining cash flow to be used to pay down the principal balance of the existing loan.

(H)

During the second quarter of 2007, the sole owner of the property decided to manage the property himself.  Therefore, IPCC no longer has access to any information related to the operations or performance of this property.

(I)

The cash-on-cash return projected in the private placement memorandum was based on the assumption that the property would be financed at approximately 46% loan-to-value. However, the sole owner decided not to place any financing on the property.

(K)

The loan was refinanced on February 5, 2010 at an interest rate of 6.75% per annum with twenty-five-year amortization.

(L)

The anticipated repayment date of the loan encumbering the property was March 1, 2011. Due to current market conditions, a replacement loan could not be obtained. However, the loan includes a “hyper-amortization” provision which allows the loan to continue through March 1, 2029 or until repayment occurs. The “hyper-amortization” provision does require an increase in the interest rate from 5.185% to 7.185% and all remaining cash flow to be used to pay down the principal balance of the existing loan.

(M)

This property was refinanced on February 23, 2011.  The new mortgage in the amount of $6.6 million bears interest at the rate of 6.125% with a twenty year amortization period.

(N)

Deere & Company, the tenant, vacated the property in November 2009. However, the lease with Deere & Company is a long-term, “corporate” lease which obligates the tenant to pay rent through the early termination date of December 31, 2012. At that time, Deere & Company must also pay a termination fee of $4.2 million. The tenant has secured a subtenant to occupy the entire building through September 2014. In conjunction with the sublease, the termination date has been extended to September 30, 2014 and at that time the tenant must now pay a termination fee of $3 million. The anticipated repayment date of the loan encumbering the property was December 1, 2011. The loan includes a “hyper-amortization” provision which allows the loan to continue through December 1, 2034 or until repayment occurs. The “hyper-amortization” provision does require an increase in the interest rate from 4.992% to 6.992% and all remaining cash flow to be used to pay down the principal balance of the existing loan.

(O)

The maturity date of the existing loan encumbering the Property was June 1, 2009.  Since a replacement loan could not be found, the current lender agreed to an initial extension to June 1, 2011 and an additional extension to December 1, 2011.  During the extension periods, the interest rate increased from 5.50% to 9.50%.  This loan was paid off on November 14, 2011.

(P)

David’s Bridal, which occupies 11,500 square feet of the total 70,165 square feet, has been granted a temporary rental rate reduction from $20.65 per square foot to $19.65 per square foot for a period of two years commencing in January 2010 and expiring in December 2011, as of January 2012 the tenant resumed paying the full rent as required in the lease.  In September 2009, the co-owners approved Old Navy’s lease renewal proposal, which  included a downsize from 25,000 square feet to 15,378 square feet and a rent reduction from $14 per square foot to $13 per square foot for a five-year renewal period.  The lease amendment with Old Navy was executed on February 18, 2010.  Additionally, in September 2010, the co-owners accepted Kirkland’s as a replacement tenant for the 9,604 square feet of former Old Navy space.  Kirkland’s completed its build out and opened for business in November 2010.  Since the cost to bring in Kirkland’s exceeded the balance of the reserve account, IPCC advanced approximately $300,000 at an interest rate of 7.00% per annum with a twelve-month amortization schedule to the co-owners, which has been repaid by the investors.

(Q)

On February 16, 2007, the Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments.  The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding.  IPCC and Inland Continental Property Management Corporation have not provided any services to the sole owner since February 2007.  IPCC believes that the eminent domain case has been settled between the Commonwealth of Massachusetts and the sole owner and that the sole owner and Walgreens are in dispute regarding the sharing of the eminent domain award.

(R)

The loan was refinanced on June 28, 2010 at an interest rate of 5.99% per annum with thirty-year amortization.  As of September 1, 2011, the sole owner of the property decided to manage the property himself.  Therefore, IPCC no longer has access to any information related to the operations or performance of this property.

(S)

Currently, there are seven vacancies, including a former Blockbuster, at the center totaling 14,000 square feet of the total 88,257 square feet. Blockbuster, which occupied 4,200 square feet, filed for Chapter 11 Bankruptcy in September 2010. Kroger, which occupies 53,636 square feet, has expressed interest in expanding its store size. Murfreesboro Exchange, L.L.C., the asset manager is working with Kroger on various options to accommodate an expansion. The 2012 annual cash-on-cash return (defined above) is projected to be 2.92%.

(T)

Office Max, which occupies 19,941 square feet of the total 125,288 square feet, has been granted a temporary rental rate reduction from $12.00 per square foot to $10.50 per square foot for a period of two years commencing in November 2009 and which expired in October 2011.  Recently, Office Max has asked for an extension of this rental reduction, but agreed to a $.50 per square foot reduction to $12.00 per square foot for a one year period.  Additionally, there are three vacancies totaling 5,934 square feet of the total 125,288 square feet at the center.  Due to collection issues related to three former tenants, IPCC advanced approximately $250,000 at an interest rate of 7.00% per annum with a three-year amortization schedule to the co-owners to fund operating expenses and distributions for 2009 and 2010. In December 2010, the State of Texas instituted an eminent domain proceeding to acquire approximately 10,450 square feet of land included in Parcel 1C of the property and approximately 7,591 square feet of land included in Parcel 1B of the property for road widening.  It is anticipated that this would affect access, signage and parking at the property.  The co-owners have retained legal counsel for representation and to ensure that this does not violate any of the existing leases or zoning requirements.

(U)

Cost Plus, which occupied 18,230 square feet of the total 165,600 square feet, vacated its store in May 2008 and paid rent through August 2008.  The co-owners approved a Cost Plus lease termination in August 2008 and Cost Plus paid $900,000 to terminate the lease in September 2008.  In August 2011, the co-owners accepted Burke’s Outlet as a replacement tenant for Cost Plus.  Since Burke’s Outlet’s rent is not anticipated to commence until 2012.

(V)

Linens N' Things (“Linens”), which occupied 29,943 square feet of the total 496,692 square feet, filed for Chapter 11 Bankruptcy in May 2008.  In October 2008 the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7.  Linens vacated its space in August 2008 and paid rent through August 2008, with the exception of May 2008 rent, which was part of a pre-petition claim.  An administrative claim has been filed with the bankruptcy court, for the pre-bankruptcy petition, unpaid May 2008 rent.  As of March 31, 2012 the bankruptcy claim has not been settled.

(W)

Dress Barn, which occupies 7,005 square feet of the total 172,866 square feet, planned to exercise its termination right under the lease.  Instead, the co-owners agreed to modify the Dress Barn lease by reducing the rent from $15.74 to $11.00 per square foot starting in November 2009.  Linens occupied 25,127 square feet of the total 172,866 square feet.  In December 2008, the co-owners accepted JoAnn’s Stores, Inc. (“JoAnn’s”) as a replacement tenant for Linens.  The cost to secure Jo-Ann’s was approximately $251,270 in tenant improvements and $125,635 in leasing commissions and JoAnn’s rent is being abated for the first nineteen months of the lease term.  Since the cost to bring in JoAnn’s exceeded the balance of the reserve account, IPCC advanced approximately $165,000 at an interest rate of 7.00% per annum with a twenty-eight-month amortization schedule to the co-owners. Additionally, although Boston Pizza had previously vacated their space, their lender continued to pay their rent.  The lender stopped paying rent in April 2010, in June 2011, the co-owners accepted Chili’s as a replacement tenant.  Dress Barn, which occupied 7,005 square feet, vacated in June 2011 and the co-owners also accepted Rue 21 and Game Stop as replacement tenants for the Dress Barn space.  Rue 21 had previously occupied a smaller space at the center and relocated a portion of the Dress Barn space due to a need for more space.

(X)

Borders announced plans to file for Chapter 11 Bankruptcy in February 2011 and closed the Carmel, IN location in April 2011.  Foreclosure proceedings were filed in May 2011 and Carmel Exchange, L.L.C., the asset manager, is working with the lender to discuss potential work-out scenarios.

(Y)

Fashion Bug, which occupies 7,500 square feet of the total 60,930 square feet, was granted a temporary rental rate reduction from $12.75 per square foot to $10.50 per square foot for a period of one year commencing in September 2009 and expiring in August 2010.  Fashion Bug is currently paying rents as required per the lease terms.

(Z)

Circuit City, which occupied 33,881 square feet of the total 123,753 square feet, filed for Chapter 11 Bankruptcy in November 2008.  Circuit City vacated its space in February 2009 and paid rent through part of February 2009.  Inland Continental Property Management Corporation, property manager, has received interest from several tenants on the vacant space and is currently negotiating with a potential replacement.  In April 2011, the co-owners accepted Marshalls as a replacement tenant for Circuit City.  Since Marshalls’ rent was not anticipated to commence until 2012.

(AA) BJ’s Wholesale Club vacated the property in January 2011.  The tenant has requested a lease termination; however, the lease with BJ’s Wholesale Club is a long-term, “corporate” lease which obligates the tenant to pay rent through the lease expiration date of August 31, 2023.

(AB)

Pharmacy Portfolio III, DST is structured so that the monthly debt service payments are equal to the monthly base rent so that the loans fully amortize by the end of the lease terms.  Although no cash flow is available for distributions, investors do earn a yield on their investment due to the principal repayments on the loans.  The 2011 yield is 12.02%.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the five REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually.  The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•

Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange.  In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter.  The board decided that conditions were favorable in 2004, and IRC listed its shares on the NYSE and began trading in June 2004.  On May 31, 2012, the closing price of the IRC common stock on the NYSE was $8.22 per share.

•

Inland Retail Real Estate Trust, Inc.  IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange.  In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock.  IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a NYSE-listed REIT, in February 2007.  IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.

•

Retail Properties of America, Inc.  RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock.  In November 2007, RPAI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. On April 5, 2012, the RPAI Class A Common Stock began trading on the NYSE.  On May 31, 2012, the closing price of the RPAI Class A Common Stock on the NYSE was $9.15 per share.

•

Inland American Real Estate Trust, Inc.  In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010.  As of March 31, 2012, Inland American’s board had not yet begun evaluating listing its common stock for trading.

•

Inland Monthly Income Trust, Inc.  In its registration statement, which had not yet been declared effective by the SEC as of March 31, 2012, Inland Monthly Income Trust discloses that its board will determine when, and if, it should pursue a liquidity event, but that does not anticipate evaluating any liquidity event, including a listing on a national securities exchange, until at least 2017.

Management

Inland Affiliated Companies

The following updates the discussion contained in the section of our prospectus captioned “Management — Inland Affiliated Companies,” which begins on page 75.

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or “TIREG,” which is wholly owned by The Inland Group, Inc.  The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year.  TIREG and its affiliates are still centered in the Chicago metropolitan area.  Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services.  IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc.  The entities that comprise The Inland Real Estate Group of Companies, Inc. were named in the following published rankings:

In May 2012, Chain Store Age ranked IREA as the fastest-growing acquirer of retail property in the United States.

In May 2012, Retail Traffic ranked The Inland Real Estate Group of Companies, Inc. as the sixth largest owner and eighth largest manager of retail real estate in the United States.

In April 2012, Crain’s Chicago Business ranked The Inland Real Estate Group of Companies, Inc. as the seventeenth largest privately-held company in the Chicago area.

In December 2011, Commercial Property Executive ranked The Inland Real Estate Group of Companies, Inc. as first in best practices.

In October 2011, Commercial Property Executive ranked The Inland Real Estate Group of Companies, Inc. as the second most powerful retail real estate owner in the country.

In September 2011, Pensions & Investments ranked The Inland Real Estate Group of Companies, Inc. as the fourteenth largest real estate investment manager, based on total worldwide real estate assets.

In August 2011, Commercial Property Executive ranked The Inland Real Estate Group of Companies, Inc. as the fourteenth top property manager in the United States.

In July 2011, National Real Estate Investor ranked The Inland Real Estate Group of Companies, Inc. as the sixth top shopping center owner in the United States, the nineteenth top property manager in the United States, the sixteenth top hotel owner in the United States, the twenty-second top industrial owner in the United States and the twenty-fourth top office owner in the United States.

In June 2011, Midwest Real Estate News ranked The Inland Real Estate Group of Companies, Inc. as the ninth largest Midwest retail property management firm and the third largest Midwest retail property owner.

In June 2011, Atlanta Business Chronicle named The Inland Real Estate Group of Companies, Inc. as the fourth largest owner of Atlanta real estate.

In March 2011, Crain’s Chicago Business ranked The Inland Real Estate Group of Companies, Inc. as the ninth largest property manager in the Chicago area.

The Inland Real Estate Group of Companies was the 2009 winner, in the category including 1,000+ employees, of the thirteenth annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”).  The award is given to companies that the BBB identifies as exemplifying ethical business practices.  In a press release issued by the BBB, the president and chief executive officer of the BBB noted that the 2009 competition had the largest number of nominations and entries, with more than 1,800 nominations from a wide variety of businesses.  We note, however, that these rankings do not indicate, and should not be relied upon as to, how we may perform in the future.

 As of March 31, 2012, Inland affiliates or related parties had raised more than $18.8 billion from investment product sales to over 363,000 investors, many of whom have invested in more than one product.  Inland had completed 436 programs, comprised of eight public funds, 419 private partnerships, eight 1031 exchange programs and one public REIT, as of March 31, 2012.  No completed program has paid total distributions less than the total contributed capital.  For these purposes, Inland considers a program to be “completed” at the time that it no longer owns any assets (two sole owners in 1031 exchange programs elected to self-manage their properties; and therefore, no information on current performance for those programs is available to Inland).

As of March 31, 2012, Inland affiliates or related parties cumulatively had 1,649 employees, owned properties in forty-eight states and managed assets with a book value exceeding $25.8 billion.  As of March 31, 2012, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,963 acres of pre-development land in the Chicago area, as well as over 2.0 million square feet of real property and 659 apartment units.  Another affiliate, Inland Real Estate Brokerage & Auctions, Inc., since 2000 has completed more than $1.1 billion in commercial real estate sales and leases and has been involved in the sale of more than 7,400 multi-family units and the sale and lease of over 116.0 million square feet of commercial property. As of March 31, 2012, another affiliate, Inland Mortgage Brokerage Corporation, had originated more than $18.8 billion in financing including loans to third parties and affiliated entities.  Another affiliate, Inland Mortgage Capital Corporation owned a loan portfolio totaling approximately $137.5 million.  Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $1.3 billion in financing as of March 31, 2012.  Inland Mortgage Servicing Corporation services a loan portfolio with a face value exceeding $9.5 billion.

As of March 31, 2012, Inland was responsible for managing approximately 129.3 million square feet of commercial properties located in forty-eight states, as well as 12,193 multi-family units.  A substantial portion of the portfolio, approximately 36.6 million square feet, consists of properties leased on a triple-net lease basis.  A triple-net lease means that the tenant operates and maintains the property and pays rent that is net of taxes, insurance, and operating expenses.  IREA, another affiliate of IREIC, has extensive experience in acquiring real estate for investment.  Over the years, through IREA and other affiliates, Inland has acquired more than 3,004 properties.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

During the month of May 2012, we issued approximately 6,579,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $65.6 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.

The following table provides information regarding the total shares sold in our offering as of May 31, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	81,625,342	812,447,858	77,656,259	734,791,599

Shares sold pursuant to our distribution reinvestment plan:	3,052,334	28,997,173	–	28,997,173

Shares purchased pursuant to our share repurchase program:	(516,744)	(4,938,683)	–	(4,938,683)
Total:	84,180,932	$836,706,348	$77,659,259	$759,050,089

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.